EXHIBIT 99.1

Ramat Gan, Israel - November 20, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company hereby reports a clarification regarding the remuneration of the Directors of the Company, following the Annual Meeting Proxy Statement of the Company, as was published on October 7, 2019. This clarification does not constitute a change to the Company's policy as defined under the Proxy Statement and is provided for the sake of clarity only.

Clarification: Our Audit Committee and Board of Directors has resolved to pay our directors and external directors an annual fixed compensation amount equal to the maximum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.” Based on our size at present, this amount does not exceed NIS 84,000 per year. In addition, as set forth in the Regulations, the directors shall be entitled to a per-meeting fee, in accordance with the maximum statutory amount for such fees set forth in the Regulations. According to the Regulations, a director will be entitled to 60% of the per-meeting fee if he or she participates in the meeting remotely and not in person, and to 50% of the per-meeting fee if resolutions are approved in writing without convening a meeting.